82-913

J Sainsbury plc

02 OCT 22 AM 9:30

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Avenue
Washington DC20549
USA

02055486

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 11 October 2002

SUPPL

Dear Sir

Pre Close Period Trading Update 2002/2003

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 11 October 2002.

Yours sincerely

Hazel Jarvis
Manager, Group Registration
& Shareholder Services

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL P

dw 10/28

G:\REGSHARE\Compliance\Close\Securities.exchange.preClosePeriodTrad.11.oct02.doc

11 October 2002

J Sainsbury plc
news release

SAINSBURY'S – ON TRACK

Quarter two highlights:

- Sainsbury's Supermarkets total sales growth of 3.9%*
- Sainsbury's Supermarkets like-for-like sales growth of 2.5%*
- Shaw's Supermarkets like-for-like sales growth of 2%*
- Infrastructure and cost-savings programmes on track

*Numbers are based on the actual results for 15 weeks and estimates for the last week and exclude petrol

J Sainsbury plc has today issued a pre-close period trading statement including estimated sales for the Second Quarter (16 weeks to 12th October 2002).

Peter Davis, group chief executive, said "In Sainsbury's Supermarkets we are continuing to make solid progress on sales in a period of significant internal change and despite a slower market. We are expecting like-for-like sales growth of around 2.5%* for the quarter and around 2.8%* for the half year. Shaw's will report like-for-like sales growth of close to 2%*, which is at the upper end of current performance for US food retailers.

"At the end of Quarter one we reported an impact from our decision to terminate our contract with Air Miles and looked forward to launching our enhanced loyalty card, Nectar. Since Nectar's launch on 16th September, early indications are that the new card is being well received and our sales performance against the market has improved in recent weeks. In the first week enough cards were picked up to cater for 40% of UK households and we believe its introduction will have a positive long-term effect on our business. This, together with benefits being achieved through our store reinvigoration programme, leads us to expect a stronger second half.

"We are now in the second year of our business transformation programme and are making significant progress upgrading the business in terms of product ranges, stores, supply chain and IT re-platforming. We are achieving strong savings through our cost efficiency programme and are confident of delivering our target of £200 million this year.

"In the US, Shaw's has maintained its strong number two position in New England, against a differentiated competitor profile. Its like-for-like sales growth has substantially improved on the first quarter and the company is performing in line with our expectations.

"We remain confident that we are making real progress across the group to achieve our targets. Our sales and profit margins are both continuing to improve, our ambitious infrastructure programme is on track and we are achieving our planned cost savings."

J Sainsbury plc has decided to adopt the policy of issuing an update prior to the close period preceding its results announcements. This is the first of these updates and is issued in advance of the interim results announcement, which will be made on 20th November 2002.